April 3, 2008

Nicholas Panos
Senior Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F. Street, NE
Mail Stop 4561
Washington, DC 20549

Re:	First Bancorp of Indiana, Inc. (“First Bancorp” or “the Company”)
Schedule 13E-3
Filed February 29, 2008
File No. 005-58097

Dear Mr. Panos:

On behalf of First Bancorp of Indiana, Inc. (the “Company”), enclosed for filing is Amendment No. 1 to Schedule 13E-3. The Disclosure Statement included in the filing has been marked to show changes from the Disclosure Statement included in the Schedule 13E-3 originally filed on February 29, 2008.

Amended No. 1 to the Schedule 13E-3 is filed in response to the staff’s comment letter issued on March 27, 2008. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

Schedule 13E-3

General

Comment No. 1

Advise us what consideration First Bancorp has given to the application of Section 14(c) and corresponding Regulation 14C to the instant transaction.

Response to Comment No. 1

The Company believes that Section 14(c) of the Exchange Act and the corresponding Regulation 14C are not applicable to the proposed transaction, as those provisions apply to annual or other meetings of a class of securities registered pursuant to Section 12 of the Exchange Act in which a proxy or consent is not being solicited. Paragraph (a)(1) of Regulation 14(c)-2 refers to distributing an information statement “in connection with” an annual or other meeting or the taking of corporate action by written consent. Paragraph (b) of the same regulation specifies the number of days prior to the meeting date or action by written consent that the information statement must be mailed. However, in the proposed transaction, the disclosure statement is not being provided in connection with a meeting of shareholders or the solicitation of written consent. No meeting of shareholders will be held in connection with the proposed transaction and no consents are being solicited from any shareholders. Pursuant to Indiana Code 23-1-38-2, a corporation’s board of directors may adopt amendments to the corporation’s articles of incorporation without shareholder action to conduct a forward or reverse stock split. Accordingly, the only corporate action required for the proposed transaction is board approval. The Company is not seeking shareholder approval of the proposed transaction.

Nicholas Panos
April 3, 2008

Item 16

Comment No. 2

Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13E-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise to separately summarize the February 6 and February 20, 2008 presentations made by Keefe, Bruyette & Woods, Inc., or advise.

Response to Comment No. 2

The presentations delivered by Keefe, Bruyette & Woods, Inc. on February 6 and February 20 were substantially identical. Accordingly, the Company believes that it would be unnecessarily duplicative and could cause confusion by the reader to provide descriptions of both presentations. The Disclosure Statement has been revised on page 19 (page 20 of the marked version) to state that the presentation on February 20 was substantially identical to the presentation on February 6.

Comment No. 3

Please direct our attention to the disclosure required by Item 1015(b)(4) of Regulation M-A.

Response to Comment No. 3

The required disclosure is contained in the final paragraph on page 22 (page 23 of the marked version).

Fairness of the Split Transaction, page 14

Comment No. 4

The introduction to the fairness discussion indicates the Board included the cash to be received by non-continuing security holders to be within the scope of its fairness determination. Revise to disclose what the going private consideration represents. For example, it is not clear whether the going private consideration is an amount equivalent to the value of the Company as a whole, or an amount equivalent to an arbitrary, calculated or negotiated distribution disproportionate to the market or future projected value of the Company.

Nicholas Panos
April 3, 2008

Response to Comment No. 4

The first paragraph under the caption “Substantive Fairness” on page 13 (page 14 of the marked version) has been revised in response to this comment.

Comment No. 5

As First Bancorp is apparently aware, the factors identified in Instruction 2 to Item 1014 are material to security holders. Please revise the fairness discussion commencing on page 14 to address the extent to which the factors identified on page 12 supported or detracted from the Board’s fairness determination.

Response to Comment No. 5

The discussion of pricing factors that was previously on page 12 has been relocated to the section captioned “Substantive Fairness” and has been expanded to address the extent to which the factors supported or detracted from the Board’s fairness determination.

Procedural Fairness, page 17

Comment No. 6

We note the reason why a special committee was not formed. Please revise to state whether or not the Rule 13e-3 transaction was approved by a majority of the directors of First Bancorp who are not the Company’s employees. See Item 1014(e) of Regulation M-A and General Instruction E to Schedule 13E-3.

Response to Comment No. 6

The requested disclosure has been added on page 17 (page 19 of the marked version).

Comment No. 7

We note the disclosure that the transaction is not structured to require the “approval of shareholders.” Revise to affirmatively produce the disclosure required by Item 1014(c) and General Instruction E to Schedule 13E-3.

Response to Comment No. 7

The requested disclosure has been added on page 17 (page 18 of the marked version).

Nicholas Panos
April 3, 2008

Selected Historical Financial Data, pages 29-30

Comment No. 8

Please revise the disclosure regarding financial statements to include the summary information required Item 1010(c) of Regulation M-A. This information required by Item 1010(c) of Regulation M-A must be provided in accordance with Instruction 1 to Item 13 of Schedule 13E-3.

Response to Comment No. 8

The information required by Item 1010(c) of Regulation M-A is provided as follows:

(i) The summarized information required by Item 1.02(bb)(1) of Regulation S-X is provided on page 29 of the Disclosure Statement. As permitted by the parenthetical in (bb)(1)(i) and (bb)(1)(ii), the balance sheet and income statement information is presented in the manner customarily used by financial institutions, which do not have classified balance sheets and which do not report sales and related costs.

(ii) Income per common share from continuing operations is not presented because the Company did not have any discontinued operations during the periods presented.

(iii) Net income per common share (basic and diluted) is included on page 29.

(iv) Ratio of earnings to fixed charges has been added on page 29 (page 30 of the marked version).

(v) Book value per share is included on page 29.

(vi) Pro forma data is provided on pages 30-31.

Nicholas Panos
April 3, 2008

* * * * *
Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please the undersigned at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Aaron M. Kaslow
Aaron M. Kaslow

Enclosures
cc:	Michael H. Head, President and CEO